Exhibit 2.13

NEWS RELEASE

PERPETUAL ANNOUNCES 2017 CAPITAL SPENDING AND PRODUCTION GUIDANCE

Calgary, Alberta – December 8, 2016 (TSX:PMT) – Perpetual Energy Inc. (“Perpetual”, the “Company” or the “Corporation”) is pleased to announce its capital spending plans and expected production growth for 2017.

Perpetual’s success in advancing its strategic priorities in 2016, coupled with strengthening commodity prices, has established a foundation for strong growth in production and funds flow in 2017. The Company’s Board of Directors has approved an exploration and development capital spending program of up to $65 million for 2017, continuing drilling activity beyond the previously announced capital spending program for the fourth quarter of 2016.

Beginning in early December, drilling operations commenced at both Mannville and East Edson, with a single rig drilling program in each area. Prior to year-end 2016, the Company expects to have one well rig released and a second well spud on a two well pad at East Edson, both targeting the Wilrich formation. Perpetual also expects to execute the drilling of up to five heavy oil wells at Mannville as well as two horizontal wells to evaluate its shallow shale gas play in the Viking and Colorado formations through December and January, taking advantage of synergies with the heavy oil drilling program. The fourth quarter 2016 capital program also includes expenditures for high return conventional shallow gas workovers and recompletions as well as waterflood operations in the Mannville area.

In 2017, Perpetual will focus its capital spending on its core operating areas, with spending at East Edson, representing close to 85 percent of total forecast exploration and development expenditures. In the first quarter of 2017, the Company plans to spend close to $23 million completing frac and tie-in operations on the two wells which commenced drilling in the fourth quarter of 2016, and drilling up to four additional Wilrich horizontal wells. A total of five of the six new drills are forecast to be completed, tied in and on production prior to spring break up. Subject to commodity prices, the Company plans to recommence its one rig drilling program after break up to continue to grow production at East Edson, with the drilling of up to an additional eight wells. Based on the type-curve, the one rig drilling program in East Edson is expected to re-establish throughput using Company-owned infrastructure approaching the capacity of 75 MMcf/d plus associated liquids by the first quarter of 2018. The Company also intends to continue completion and tie-in operations at Mannville during the first quarter of 2017 along with additional workovers and recompletions to optimize conventional shallow gas production. Pending successful drilling results and commodity prices, four additional heavy oil wells are planned for the second half of 2017 in Mannville.

The table below summarizes expected capital spending and drilling activities for the fourth quarter of 2016 and for the first and second half of 2017.

Exploration and development capital expenditures	Q4 2016 $ millions	# of wells (gross/net)	H1 2017 $ millions	# of wells (gross/net)	H2 2017 $ millions	# of wells (gross/net)
East Edson liquids-rich gas	4.3	1/1.0	21.6	5/5.0	34.2	8/8.0
Mannville heavy oil	2.2	2/2.0	2.5	3/2.3	4.1	4/4.0
Mannville gas	1.3	2/2.0	1.8	-	0.7	-
Other	0.2	-	0.1	-	-	-
Total capital spending(1)	8.0	5/5.0	26.0	8/7.3	39.0	12/12.0

(1)	Excludes budgeted abandonment and reclamation spending of $0.5 million in the fourth quarter of 2016 and up to $4 million in 2017.

Capital spending during the fourth quarter of 2016 and 2017 will be funded through a combination of funds flow and proceeds from the sale of assets as required.

Based on the total capital spending program in 2017 of $65 million, Perpetual expects to exit 2017 at a production rate of 12,750 to 13,000 boe/d in December 2017, with full year 2017 production averaging between 10,750 to 11,000 boe/d (85% natural gas). This represents growth in average daily production from Q4 2016 to full year 2017 of close to 30 percent and an increase in exit rate based on average December production of approximately 60 percent year over year.

Based on these assumptions and the current forward market for oil and natural gas prices, Perpetual forecasts 2017 funds flow of approximately $44 million ($0.84 per share). Incorporating the current market value of the Company’s 1.85 million common shares of Tourmaline Oil Corp. (“TOU Shares”) of $36.78 per share, the Company estimates year end 2017 total net debt of approximately $65 million, with a corresponding debt to trailing twelve months funds flow ratio of approximately 1.5.

Incorporating the assumptions outlined above, the following table shows Perpetual’s estimated 2017 forecast funds flow using various commodity price sensitivities for the full year of 2017:

Projected 2017 funds flow(2) ($ millions)        2017 AECO gas price ($/GJ)(1)

		$2.50	$2.75	$3.00	$3.25	$3.50	$4.00
2017	$42.50	21.7	26.4	33.6	41.5	49.3	64.8
WTI price	$45.00	23.1	27.8	35.0	42.9	50.7	66.2
(US$/bbl)(1)	$47.50	24.7	29.5	36.6	44.5	52.3	67.8
	$50.00	26.3	31.1	38.2	46.1	53.9	69.4
	$55.00	29.0	33.8	40.9	48.7	56.5	72.0

(1)	The current settled and forward average AECO and WTI prices for calendar 2017 as of December 8, 2016 were $3.14 per GJ and US$54.10 per bbl, respectively.
(2)	Funds flow is a non-GAAP measures. Please refer to “Non-GAAP Measures” in Perpetual’s Management Discussion and Analysis dated November 8, 2016.

Forward-Looking Information

Certain information regarding Perpetual in this news release including management’s assessment of future plans and operations may constitute forward-looking statements under applicable securities laws. The forward-looking information includes, without limitation, statements regarding capital expenditure levels for the fourth quarter of 2016 and the full year of 2017 and the funding of such capital expenditures; prospective drilling activities; forecast production, forecast levels of debt, production type, operations, funds flows, and timing thereof; facility construction and pilot project plans and timing thereof; forecast and realized commodity prices; expected cost savings and the impact of cost savings initiatives, expected funding, allocation and timing of capital expenditures; projected use of funds flow and anticipated funds flow; planned drilling and development and the results thereof; and commodity prices. Various assumptions were used in drawing the conclusions or making the forecasts and projections contained in the forward-looking information contained in this press release, which assumptions are based on management analysis of historical trends, experience, current conditions, and expected future developments pertaining to Perpetual and the industry in which it operates as well as certain assumptions regarding the matters outlined above. Forward-looking information is based on current expectations, estimates and projections that involve a number of risks, which could cause actual results to vary and in some instances to differ materially from those anticipated by Perpetual and described in the forward looking information contained in this press release. Undue reliance should not be placed on forward-looking information, which is not a guarantee of performance and is subject to a number of risks or uncertainties, including without limitation those described under “Risk Factors” in Perpetual’s Annual Information Form and MD&A for the year ended December 31, 2015 and those included in other reports on file with Canadian securities regulatory authorities which may be accessed through the SEDAR website (www.sedar.com) and at Perpetual’s website (www.perpetualenergyinc.com). Readers are cautioned that the foregoing list of risk factors is not exhaustive. Forward-looking information is based on the estimates and opinions of Perpetual’s management at the time the information is released and Perpetual disclaims any intent or obligation to update publicly any such forward-looking information, whether as a result of new information, future events or otherwise, other than as expressly required by applicable securities laws.

Also included in this press release are estimates of Perpetual’s 2017 funds flow and funds flow per share based on 52.9 million shares issued and outstanding, which is based on the various assumptions as to production levels, including estimated average production, capital expenditures, and other assumptions including current forward commodity price assumptions. To the extent any such estimate constitutes a financial outlook, it was approved by management and the Board of Directors of Perpetual on December 8, 2016 and is included to provide readers with an understanding of Perpetual’s anticipated funds flows based on the capital expenditure and other assumptions described herein and readers are cautioned that the information may not be appropriate for other purposes.

Volume Conversions

Barrel of oil equivalent (“boe”) may be misleading, particularly if used in isolation. In accordance with National Instrument 51-101 (“NI 51-101”), a conversion ratio for natural gas of 6 Mcf:1bbl has been used, which is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. In addition, utilizing a conversion on a 6 Mcf:1 bbl basis may be misleading as an indicator of value as the value ratio between natural gas and crude oil, based on the current prices of natural gas and crude oil, differ significantly from the energy equivalency of 6 Mcf:1 bbl.

Non-GAAP Measures

This news release contains financial measures that may not be calculated in accordance with generally accepted accounting principles in Canada (“GAAP”). Readers are referred to advisories and further discussion on non-GAAP measures contained in the “Significant Accounting Policies and non-GAAP Measures” section of the most recent management’s discussion and analysis.

About Perpetual

Perpetual Energy Inc. is a Canadian energy company with a spectrum of resource-style opportunities spanning heavy oil, NGL and bitumen along with a large base of shallow gas assets. Perpetual’s shares are listed on the Toronto Stock Exchange under the symbol “PMT”. Further information with respect to Perpetual can be found at its website at www.perpetualenergyinc.com.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

For additional information, please contact:

Perpetual Energy Inc.

Suite 3200, 605 - 5 Avenue SW Calgary, Alberta, Canada T2P 3H5

Telephone: 403 269-4400 Fax: 403 269-4444                 Email: info@perpetualenergyinc.com

Susan L. Riddell Rose	President and Chief Executive Officer
Bill Hahn	Acting Vice President, Finance and Chief Financial Officer